

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 14, 2009

Mr. Hilton H. Howell, Jr.
Vice-Chairman and Chief Executive Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, Georgia 30319

      RE: **Gray Television, Inc.**
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 31, 2009
             Form 10-Q for the quarter ended March 31, 2009
             Filed May 8, 2009
             File No. 001-13796

Dear Mr. Howell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 33

General

1. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events,

demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, please discuss how current economic conditions are likely to impact you. As another example, discuss whether the events that accelerated in the fourth quarter of 2008, as disclosed on page 36 under "Impairment of goodwill and broadcast licenses," are likely to continue and how they may impact your financial condition and operating performance in future periods.

Results of Operations, page 36

2. We note that, due to the reasons described in your discussion of results of operations on page 36, you took significant goodwill and broadcast license impairment charges during the fourth quarter of 2008. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charges. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the impairment charges. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Liquidity and Capital Resources, page 39

3. Please revise to state, if true, that current cash balances, cash flows from operations and any available funds under the revolving credit line of your senior credit facility will be adequate to provide for your capital expenditures, debt service, and working capital requirements within twelve months of the balance sheet date. Additionally, as presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short-term and long-term (in excess of the next twelve months) cash requirements. Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as seen through the eyes of management. In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that contribute to uncertainties or variability in your cash flows. For example, discuss why you amended your senior credit facility and the impact of the less favorable terms. As another example, discuss why you chose not to pay dividends on the Series D Perpetual Preferred Stock (and thus, upon your common stock and Class A common stock) and quantify the financial consequences, including, but not limited to, incremental cash outflows arising from increased dividends on your Series D Perpetual Preferred Stock if unpaid for three consecutive quarters and discuss the potential consequences of continuing arrearages. In

this regard, we note that you "can provide no assurances when any future cash payments will be made on any accumulated and unpaid Series D Perpetual Preferred Stock cash dividends presently in arrears or that become in arrears in the future." Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at www.sec.gov/rules/interp/33-8350.htm.

Valuation of Broadcast Licenses, page 46

4. We note your statement that "applying the income approach to value broadcast licenses originally valued using a residual method may place a greater possibility of future impairment charges on those broadcast licenses due to the inherent miss-match of the fundamental assumptions between the current valuation method (a hypothetical start-up value) in comparison to the method utilized to first establish the initial value of the broadcast license (a mature station's residual enterprise value)." Please tell us and disclose if a significant portion of the impairment charges were attributed to those licenses.

L. Goodwill and Intangible Assets, pages 99-100

5. We refer to your valuation of broadcast licenses. Describe your basis for deriving the discount rate and why you believe it is appropriate. It appears that it only reflects the cost of equity of a peer group of companies based on your statement that it "reflects the volatility of stock prices of public companies within the media sector."

6. We note that broadcast licenses accounted for 64% of total assets as of December 31, 2008. We further note the events that you reference on page 99, more specifically, the decline in advertising revenues in general and the decline in operating profit margins at some of your stations. As a result of your impairment test of your units of accounting as of December 31, 2008, you determined that a portion of your broadcast license balance was not impaired.

In light of the significance of your broadcast license balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of broadcast licenses. Specifically, we believe you should provide the following information to supplement your current disclosures:

- Disclose the carrying value of the intangible asset for each unit of accounting.

- Provide a discussion of the assumptions used by management in determining the fair value under the start-up method similar to that disclosed on page 100. When discussing the significant estimates and assumptions used in your valuation model you should also disclose the periods covered by your assumed cash flows.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your operating cash flow margins and a one percent increase in your discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

7. We refer to your valuation of goodwill. Describe your basis for deriving the discount rate and why you believe it is appropriate. Explain your consideration of any market risk premiums. It appears that it only reflects your cost of equity based on your statement that it "reflects the volatility of your common stock and Class A common stock."

8. We note that goodwill accounted for 13% of total assets as of December 31, 2008. We further note the events that you reference on page 99, more specifically, the decline in advertising revenues in general and the decline in operating profit margins at some of your stations. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information to supplement your current disclosures:

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Since you utilize the discounted cash flow approach, we believe your disclosure should also address your estimates of future cash flows, as follows:

    - Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    - Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    - In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

E. Long-term Debt, page 75
N. Subsequent Event – Long-term Debt Amendment, page 102

9. Please be advised that, unless you have determined the likelihood of non-compliance with these covenants and other maintenance tests or default is remote, you should revise to include actual ratios/actual amounts in addition to the minimum ratios/minimum amounts permitted under your debt obligations for such covenants and other maintenance tests. In addition, please revise to discuss the potential consequences of the restriction on your ability to incur additional ratio indebtedness resulting from not complying with or being able to amend debt covenants in the future. Please provide us with your proposed disclosures.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

10. In future filings, disclose how you arrived at and why you paid the particular levels of compensation for each named executive officer. For example,

- We note your disclosure regarding base salaries for 2008. Provide additional discussion about whether salaries have been increased from prior years and provide additional analysis of the factors considered by the Management Personnel Committee in increasing or decreasing compensation materially. See Item 402(b)(2)(ix) of Regulation S-K.

- We note that certain of your named executive officers received a grant of stock options in 2008. However, you do not provide sufficient disclosure analyzing the reason why the Management Personnel Committee chose to make the particular awards.

There are just examples. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Base Salary, page 15

11. We note that the base salary and other compensation for Mr. Prather is substantially higher than the base salaries and other compensation of your other named executive officers. In future filings, provide additional disclosure and analysis regarding Mr. Prather's compensation and the factors considered by the Management Personnel Committee in setting his salary and other compensation at a higher level than your other named executive officers.

Form 10-Q for the quarterly period ended March 31, 2009

12. We note your decrease in revenues, increase in loss before income taxes, and cash used in operating activities for the most recent quarter. Please tell us whether any of these were considered triggering events that would cause you to perform an interim impairment test of your goodwill or broadcast licenses. If not, tell us why not. Also, tell us if you revised your forecasts/projections in anticipation of a sustained negative trend.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director